FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2008

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	RESULTS OF OPERATIONS FOR QUARTER ENDED MARCH 31, 2008*	1

* Incorporated by reference into BBVA and BBVA International Preferred, S.A. Unipersonal’s Registration Statement on Form F-3 (File Nos. 333-144784 and 333-144784-01) filed with the Securities and Exchange Commission.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

“Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements, and the financial information included in this report on Form 6-K, have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”).

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  BBVA’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2008 (the “2007 20-F”) includes a reconciliation of certain financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP. We have not included in this report on Form 6-K a reconciliation of the financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of March 31, 2008 or for the quarters ended March 31, 2007 and 2008.

In December 2007, the BBVA Group announced a new organizational structure, which began being implemented from the beginning of fiscal year 2008 and which affects the comparability of financial information included in this report on Form 6-K. During 2007 and for purposes of the financial statements included in the 2007 20-F, BBVA’s organizational structure was divided into the following five business areas (the “2007 Business Segments”): Spain and Portugal; Global Businesses; Mexico and the United States; South America; and Corporate Activities. In December 2007, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has begun to be implemented since the beginning of 2008 and is the basis for the financial statements included herein (the “2008 Business Segments”): Spain and Portugal; Global Businesses (also named Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities. The transition from the 2007 Business Segments to the 2008 Business Segments has affected principally the Mexico and United States business area, which is now split into respective business areas. The financial information for our business areas for 2008 and 2007 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a quarter-on-quarter comparison.  Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this report on Form 6-K is not directly comparable to its financial information by business area included in the 2007 20-F.

In addition, the comparability of the Group’s results of operations for the quarter ended March 31, 2008 is also affected by changes in the Group’s consolidation perimeter and fluctuations in exchange rates.  Compass was included in the Group’s consolidation perimeter for the first time in September 2007 and the Group included Laredo National Bank, Texas State Bank and State National Bank in its consolidation perimeter as of March 31, 2007.  Comparability of the Group’s results or operations for the quarter ended March 31, 2008 is also effected by the fact that in the 12 months ended March 31, 2008, the Mexican peso, the US dollar, the Argentine peso and Venezuelan Bolivar, the principal non-euro currencies in which the Group operates, have each decreased by 12% or more relative to the euro, the Group’s reporting currency.

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.  For the quarter ended March 31, 2008, BBVA had income attributed to the Group of €1,951 million, and as of March 31, 2008, BBVA had total assets of €483,391 million and total equity of €26,596 million.

Selected Financial Data

EU-IFRS

	Quarter ended March 31,
	2008	2007
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Statement of Income Data
Interest and similar income	7,169	5,523
Interest expense and similar charges	(4,491)	(3,324)
Income from equity instruments	56	34
Net interest income	2,734	2,233
Share of profit or loss of entities accounted for using the equity method	139	26
Fee and commission income	1,382	1,351
Fee and commission expenses	(207)	(218)
Insurance activity income	199	171
Gains/losses on financial assets and liabilities (net)	1,156	1,306
Exchange differences (net)	123	88
Gross income	5,526	4,957
Sales and income from the provision of non-financial services	114	219
Cost of sales	(87)	(167)
Other operating income	62	40
Personnel expenses	(1,178)	(1,035)
Other administrative expenses	(730)	(628)
Depreciation and amortization	(177)	(120)
Other operating expenses	(103)	(70)
Net operating income	3,427	3,196
Impairment losses (net)	(566)	(372)
Provision expense (net)	(141)	(122)
Finance income from non-financial activities	-	20
Finance expenses from non-financial activities	-	(17)
Other gains	113	56
Other losses	(50)	(45)
Income before tax	2,783	2,714
Income tax	(738)	(692)
Income from continuing operations	2,045	2,022
Income from discontinued operations (net)	-	-
Consolidated income for the period	2,045	2,023
Income attributed to minority interests	(94)	(72)
Income attributed to the Group	1,951	1,950
Per share/ADS(1) Data
Net operating income(2)	0.91	0.90
Number of shares outstanding (at period end)	3,747,969,121	3,551,969,121
Income attributed to the Group(2)	0.52	0.55

EU-IFRS

	As of March 31,	As of December 31,	As of March 31,
	2008	2007	2007
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	483,391	502,204	446,848
Capital stock	1,837	1,837	1,740
Loans and receivables (net)	336,076	338,492	312,523
Due from banks	15,496	20,997	42,575
Loans to customers	312,653	310,882	264,898
Deposits from other creditors	237,460	236,183	220,284
Marketable debt securities and subordinated liabilities	100,188	236,183	99,280
Minority interests	907	768	785
Stockholders’ equity	25,571	18,209	18,876

	Quarter ended March 31,
	2008	2007
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated ratios
Profitability ratios:
Net interest margin (3)	0.55%	0.52%
Return on average total assets(4)	1.35%	1.42%
Return on average equity(5)	27.4%	34.7%

	As of March 31,	As of December 31,	As of March 31,
	2008	2007	2007
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Credit quality data
Loans loss reserve	7,246	7,135	6,590
Loan loss reserve as a percentage of total loans and receivables (net)	2.16%	2.11%	2.10%
Non-performing loans	3,837	3,358	2,655
Non-performing loans as a percentage of total loans and receivables (net)	1.14%	0.99%	0.85%

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)
Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,748 million and 3,552 million shares in the quarters ended March 31, 2008 and 2007, respectively).

(3)	Represents net interest income as a percentage of average total assets.

(4)	Represents annualized consolidated income for the period, which we calculate as our consolidated income for the period multiplied by four, as a percentage of average total assets for the period.

(5)
Represents annualized income attributed to the Group for the period, which we calculate as our income attributed to the Group for the period multiplied by four, as a percentage of average stockholders’ equity for the period.

Summary of Results of Operations

Net interest income rose 22.4% to €2,734 million for the quarter ended March 31, 2008 from €2,233 million for the quarter ended March 31, 2007 due to higher business volume, particularly loans to customers, which more than offset a decline in due from banks, and the improvement in credit spreads. Net income from fees and insurance was up 5.4% to €1,374 million for the quarter ended March 31, 2008 from €1,304 million for the quarter ended March 31, 2007.

Gains/losses on financial assets and liabilities (net) decreased to €1,156 million for the quarter ended March 31, 2008 from €1,306 million for the quarter ended March 31, 2007. Of this €1,156 million, €727 million was related to capital gains booked following the sale of the Group’s interest in Bradesco, a Brazilian bank, and €125 million was generated by the Group’s sale of shares in the initial public offering of Visa, Inc.  The €1,306 million for the quarter ended March 31, 2007 included €847 million related to capital gains booked following the sale of the Group’s interest in Iberdrola.

Net operating income for the quarter ended March 31, 2008 was €3,427 million compared to €3,196 million for the quarter ended March 31, 2007, an increase of 7.2%.  The increase in net operating income was significantly less than the increase in net interest income due to lower gains/losses on financial assets and liabilities discussed above as well as a 13.8% increase in personnel expenses and a 16.3% increase in other administrative expenses due to recent acquisitions, higher retail activity and business growth projects.

Impairment losses (net) were up 52.2% in the quarter ended March 31, 2008 to €566 million from €372 million in the quarter ended March 31, 2007.  This increase was mainly due to a 48.7% increase in provision for loan losses for the quarter ended March 31, 2008 to €545 million from €367 million for the quarter ended March 31, 2007.  This increase in provisions for loan losses was due to the growth in customer lending and the acquisition of Compass.

Other provisions made in the quarter ended March 31, 2008 came to €141 million, up 15.0% compared to €122 million for the quarter ended March 31, 2007.  This figure includes €60 million for early retirements in the quarter ended March 31, 2008 compared to €50 million in the quarter ended March 31, 2007.

Income attributed to the Group for the quarter ended March 31, 2008 was €1,951 million, which was similar to the €1,950 million obtained in the same quarter last year.

Key Indicators

Return on equity was 27.4% in the quarter ended March 31, 2008 compared to 34.7% in the quarter ended March 31, 2007 following the ordinary shares issuance in September 2007.

The cost/income ratios including depreciation, for the quarters ended March 31, 2008 and 2007 were 37.3% and 35.2%, respectively.

The Group’s total assets as of March 31, 2008 were €483,391 million, compared to 502,204 million as of December 31, 2007 and €446,848 million as of March 31, 2007.

As of March 31, 2008 lending to customers amounted to €319,879 million, compared to €317,998 million as of December 31, 2007 and €271,488 million as of March 31, 2007, which represents a 0.6% increase for the quarter and a total increase of 17.0% over the one-year period.

As of March 31, 2008, lending to the domestic private sector amounted to €187,196 million, compared to €187,049 million as of December 31, 2007 and €170,708 million as of March 31, 2007, which represents a 0.1% increase for the quarter and a year-on-year increase of 9.7%.  Growth in secured loans, the primary component of lending to the domestic private sector, slowed to 12.2% from March 31, 2007 and 0.8% from December 31, 2007 to reach €105,411 million as of March 31, 2008, which is consistent with the general slowdown in lending in Spain that started in 2007.

As of March 31, 2008, lending to the domestic public sector in Spain amounted to €16,362 million, compared to €15,960 million as of December 31, 2007 and €15,763 million as of March 31, 2007, a year-on-year increase of 3.8%.

Lending to the foreign sector amounted to €112,483 million as of March 31, 2008 compared to €111,631 million as of December 31, 2007 and €82,362 as of March 31, 2007, which represents a 0.8% increase for the quarter and a year-on-year increase of 36.6%.  All of the Group’s main units contributed to this year-on-year increase, with increases of more than 20% in local currencies in Mexico, Argentina, Chile, Peru and Venezuela. Branches handling corporate and investment banking in Europe, New York and Asia also contributed to the increase.

Non-performing loans including contingent liabilities amounted to €3,878 million as of March 31, 2008, compared to €3,408 million as of December 31, 2007 and €2,693 million as of March 31, 2007, a year-on-year increase of 44.0%. The non-performing loan ratio was 0.99% as of March 31, 2008 compared to 0.89% as of December 31, 2007 and 0.84% as of March 31, 2007.  The non-performing loan coverage ratio decreased from 263% as of March 31, 2007 and 225% as of December 31, 2007 to 200% as of March 31, 2008.

Non-performing loans amounted to €3,837 million as of March 31, 2008, compared to €3,358 million as of December 31, 2007 and €2,655 million as of March 31, 2007, a year-on-year increase of 44.5%. Non-performing loans as a percentage of total loans and receivables (net) was 1.14% as of March 31, 2008 compared to 0.99% as of December 31, 2007 and 0.85% as of March 31, 2007.  Our loan loss reserves as a percentage of total loans and receivables (net) increased from 2.11% as of December 31, 2007 to 2.16% as of March 31, 2008.

Total customer funds on and off the balance sheet amounted to €483,697 million as of March 31, 2008, compared to €485,621 million as of December 31, 2007 and €462,800 million as of March 31, 2007, which represents a decline of less than 0.1% for the quarter and a year-on-year increase of 4.5%.  The year-on-year variation in total customer funds was affected by public sector deposits acquired by the Group pursuant to the Spanish Treasury’s liquidity auctions.  As of March 31, 2007 the amount of public sector deposits acquired by the Group pursuant to the Spanish Treasury’s liquidity auctions was €14,427 million particularly high in comparison with historical levels.  However, as of March 31, 2008, this balance was zero because the Group did not bid in these auctions due to unattractive interest rates.  Excluding the high level of public sector deposits acquired by the Group pursuant to the Spanish Treasury’s liquidity auctions as of March 31, 2007, the increase in total customer funds from March 31, 2007 to March 31, 2008 would have been 7.9%, rather than the 4.5% mentioned above.

As of March 31, 2008 customer funds on the balance sheet were €337,647 million, compared to €334,844 million as of December 31, 2007 and €319,564 million as of March 31, 2007, which represents a 0.8% increase for the quarter and a year-on-year increase of 5.7% (or an increase of 10.7% if public sector deposits as of March 31, 2007 are excluded). Of this figure, customer deposits increased 7.8% year-on-year to €237,460 million.  Marketable debt securities decreased 0.8% from March 31, 2007 to €84,542 million as of March 31, 2008, and subordinate liabilities increased 11.9% from March 31, 2007 to €15,646 million as of March 31, 2008.

In Spain, where interest rates were relatively high and there was considerable uncertainty as of March 31, 2008, time deposits increased 26.9% from March 31, 2007 to €35,192 million as of March 31, 2008 (€27,733 million as of March 31, 2007 and €33,781 million as of December 31, 2007).  Conversely, current and savings accounts decreased 8.6% from March 31, 2007 to €40,697 million as of March 31, 2008 (€44,509 million as of March 31, 2007 and €44,187 million as of December 31, 2007).

As of March 31, 2008, deposits of the domestic public sector in Spain amounted to €5,989 million, compared to €6,853 million as of December 31, 2007 and  €20,357 million as of March 31, 2007 a year-on-year decrease of 70.6%.  This decrease was due to the decline to zero in public sector deposits acquired by the Group pursuant to the Spanish Treasury’s liquidity auctions as of March 31, 2008 compared with  €14,427 million at March 31, 2007, as discussed above.  The aggregate of current and savings accounts and time deposits of non-resident customers in Spain  amounted to €126,450 million as of March 31, 2008, compared to €121,913 million as of December 31, 2007 and €102,058 million as of March 31, 2007, a year-on-year increase of 23.9%.

Base Capital

As of March 31, 2008, the Group calculates its capital base using the rules set forth in the Basel II Capital Accord by applying the criteria from the European Union directive related to such rules. In such capital base calculations, the Group used the internal models presented by it to the Bank of Spain and which were pending authorization as of March 31, 2008.  Thus, the following data may change.

In comparison with the information prepared by the Group as at and for the period ended December 31, 2007, which was calculated according to Basel I standards, risk-weighted assets (“RWA”) decreased 11.8% to €268,491 million as of December 31, 2007 using internal models to evaluate BBVA’s RWA.  As of March 31, 2008, BBVA’s RWAs amounted to €263,062 million using such models, compared to €268,491 million as of December 31, 2007 on such basis, mainly as a result of the divestment of Bradesco, the lower market value of other holdings and the exchange-rate impact on currency-denominated RWA.

As of March 31, 2008, the Group’s capital base stood at €34,021 million when calculated under Basel II rules.  This represents a decrease of 2.4% against the figure for December 31, 2007 calculated under the same rules.  With a minimum required capital of 8% of RWA, or €21,045 million as of March 31, 2008, the Group’s capital base surplus was €12,976 million as of March 31, 2008.

The Group’s core capital increased by 6.2% from December 31, 2007 to €16,516 million as of March 31, 2008, resulting in a core capital ratio, which measures core capital against RWA, of 6.3% as of March 31, 2008 compared to 5.8% at December 31, 2007, in each case calculated under Basel II rules.  The Tier I capital ratio as of March 31, 2008 was 7.8% compared to 7.3% at December 31, 2007, in each case calculated under Basel II rules.  The Group’s capital adequacy ratio (pursuant to the rules of the Bank for International Settlements) (“BIS Ratio”) was 12.9% as of March 31, 2008 compared to 13.0% at December 31, 2007.

Other eligible capital (Tier II), which mainly consists of subordinated debt, eligible unrealized capital gains and surplus generic provisions over the expected loss included in this calculation, amounted to €13,560 million as of March 31, 2008. As previously described, the Group sold its interest in Bradesco, which had been classified as available for sale, in the quarter ended March 31, 2008.  This divestment resulted in gross capital gains of €727 million (€509 million after tax) in the quarter ended March 31, 2008 and reduced the amount of unrealized capital gains included in the Group’s calculation of Tier II capital.  Primarily as a result of this, the Group’s Tier II ratio stood at 5.2% as of March 31, 2008 compared to 5.7% at December 31, 2007.

On May 22, 2008 the Bank of Spain, utilizing the discretion for national interpretation provided by the Basel II Capital Accord, issued Circular 3/2008, which regulates the minimum capital requirements of Spanish credit institutions, both as individual entities and as consolidated groups.

Segment Analysis

As discussed under “Presentation of Financial Information”, BBVA has in 2008 implemented a new organizational structure pursuant to which it operates in the following business areas: Spain and Portugal; Global Businesses (also named Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities.  The financial information for our business areas at and for the quarter ended March 31, 2008 and at and for the quarter ended March 31, 2007 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a year-on-year comparison.

The following tables present information regarding our results of operations by business area for each of the quarters ended March 31, 2007 and 2008:

	Information By Business Areas for the Quarter Ended March 31, 2008
	(Million euros)
	Spain and Portugal	Global Businesses	Mexico	United States	South America	Corporate Activities	Total
Net interest income	1,132	127	890	324	476	(214)	2,734
Income by the equity method	1	137	2	—	—	(1)	139
Net fee income	413	102	301	137	222	(1)	1,175
Income from insurance activities	123	—	85	—	3	(12)	199
Net trading income	63	110	155	36	70	844	1,279
Gross income	1,733	476	1,432	497	772	616	5,526
Net revenues from non-financial activities	17	4	6	—	1	(1)	27
Personnel and general administrative expenses	(620)	(125)	(422)	(257)	(307)	(177)	(1,908)
Depreciation and amortization	(28)	(2)	(27)	(60)	(23)	(37)	(177)
Other operating income and expenses	1	1	(29)	1	(12)	(3)	(41)
Net operating income	1,102	354	960	181	431	398	3,427
Impairment losses on financial assets	(107)	(47)	(221)	(58)	(63)	(70)	(566)
Loan-loss provisions	(108)	(47)	(218)	(47)	(58)	(67)	(545)
Other	1	—	(3)	(11)	(5)	(3)	(21)
Provisions	2	—	(101)	3	(7)	(38)	(141)
Other income/losses	(1)	10	56	2	(5)	2	63
Income before tax	996	316	695	128	356	293	2,783
Corporate income tax	(297)	(49)	(194)	(44)	(82)	(71)	(738)
Consolidated income for the period	698	267	501	84	273	221	2,045
Minority interests	—	(1)	—	—	(92)	(1)	(94)
Income attributed to the Group	698	266	501	84	181	221	1,951

	Information By Business Areas for the Quarter Ended March 31, 2007
	(Million euros)
	Spain and Portugal	Global Businesses	Mexico	United States	South America	Corporate activities	Total
Net interest income	994	17	879	126	367	(150)	2,233
Income by the equity method	—	27	—	—	—	(1)	26
Net fee income	420	112	325	43	218	16	1,133
Income from insurance activities	107	—	77	—	(8)	(5)	171
Net trading income	60	187	48	5	91	1,003	1,394
Gross income	1,581	343	1,328	174	669	862	4,957
Net revenues from non-financial activities	15	38	—	—	—	—	52
Personnel and general administrative expenses	(610)	(111)	(430)	(98)	(280)	(134)	(1,663)
Depreciation and amortization	(27)	(2)	(24)	(13)	(20)	(35)	(120)
Other operating income and expenses	8	2	(27)	—	(11)	(3)	(30)
Net operating income	967	270	847	64	358	691	3,196
Impairment losses on financial assets	(96)	(22)	(217)	(12)	(24)	(1)	(372)
Loan-loss provisions	(96)	(21)	(214)	(12)	(22)	(2)	(367)
Other	(1)	—	(3)	—	(2)	1	(5)
Provisions	—	—	(20)	—	(14)	(88)	(122)
Other income/losses	4	2	(2)	4	1	4	12
Income before tax	875	250	608	56	320	605	2,714
Corporate income tax	(283)	(65)	(162)	(18)	(81)	(83)	(692)
Consolidated income for the period	592	185	446	38	240	521	2,022
Minority interests	—	(1)	(1)	—	(73)	3	(72)
Income attributed to the Group	592	184	446	38	166	524	1,950

Spain and Portugal

In Spain and Portugal, lending to customers amounted to €198,957 million as of March 31, 2008, which was essentially flat compared with leading to customers at December 31, 2007 and up 9.2% from €182,174 million as of March 31, 2007.  An improvement in customer spreads, despite pricing pressure on loans and deposits, together with a higher volume of business, helped net interest income to grow 13.9% to €1,132 million for the quarter ended March 31, 2008 from €994 million for the quarter ended March 31, 2007.  Net income from fees decreased slightly to €413 million in the quarter ended March 31, 2008 from €420 million in the quarter ended March 31, 2007.  Net fee income from mutual funds decreased 9.7% from March 31, 2007 to March 31, 2008, which resulted in a decrease in total fee income despite a 3% increase in fees on banking services.  Net income from insurance and trading rose 15.3% and 5.5%, respectively, to €123 million and €63 million for the quarter ended March 31, 2008 compared to the quarter ended March 31, 2007.  Personnel and general administrative expenses increased by 1.6% for the quarter ended March 31, 2008 compared to the quarter ended March 31, 2007, a rate of increase below the increase in the rate of inflation over such periods, and at a slower rate than the rate of growth in revenues over such periods.

Net operating income increased 14.0% to €1,103 million in the quarter ended March 31, 2008 from €967 million in the quarter ended March 31, 2007.  Net loan-loss provisions increased 13.0% to €108 million, which was partially offset by higher recurrent earnings.  As a result of the foregoing, the Spain and Portugal area’s contribution to income attributed to the Group rose 18.0% to €698 million in the quarter ended March 31, 2008 from €592 million in the quarter ended March 31, 2007.  The non-performing loan ratio for the Spain and Portugal business area was 0.93% as of March 31, 2008 compared with 0.74% as of December 31, 2007 and 0.60% as of March 31, 2007, and the coverage ratio declined to 185% as of March 31, 2008 from 229% as of December 31, 2007 and 291% as of March 31, 2007, reflecting worsening economic conditions in Spain.

Global Businesses (Wholesale Banking and Asset Management)

Gross income from the Global Businesses (Wholesale Banking and Asset Management) area rose 38.8% to €476 million for the quarter ended March 31, 2008 from €343 for the quarter ended March 31, 2007.  This increase was mainly driven by net interest income, which jumped from €17 million for the quarter ended March 31, 2007 to €127 million for the quarter ended March 31, 2008.  Income from Corporate & Investment Banking contributed positively to this growth, which offset a decrease in net fee income and in net trading income from the quarter ended March 31, 2007 to the quarter ended March 31, 2008 of 8.9% and 41.2%, respectively.

Net operating income increased 31.4% to €354 million for the quarter ended March 31, 2008 from €270 million for the quarter ended March 31, 2007.  Loan-loss provisions as of March 31, 2008 increased to €47 million compared to €21 million as of March 30, 2007 due to generic provisions linked to the increase in lending.  Impairment losses on financial assets increase to €47 million in the quarter ended March 31, 2008 from €22 million in the quarter ended March 31, 2007 due to an increase in lending to customers. As a result of the foregoing, the Global Businesses (Wholesale Banking and Asset Management) area’s contribution to net income attributed to the Group increased 44.6% to €266 million for the quarter ended March 31, 2008 from €184 million for the quarter ended March 31, 2007.

Mexico

In Mexico net interest income grew 1.2% (13.4% on a constant currency basis) to €890 million for the quarter ended March 31, 2008 from €879 million for the quarter ended March 31, 2007.  Net fee income decreased by 7.4% to €301 million for the quarter ended March 31, 2008 from €325 million for the quarter ended March 31, 2007, which was partially offset by a 10.4% increase in income from insurance activities to €85 million for the quarter ended March 31, 2008 from €77 million for the quarter ended March 31, 2007.  Net trading income more than tripled to €155 million for the quarter ended March 31, 2008 from €48 million for the quarter ended March 31, 2007.

Net operating income grew 13.4% to €960 million for the quarter ended March 31, 2008 from €847 million for the quarter ended March 31, 2007.  Loan loss provisions increased 2% from €214 million for the quarter ended March 31, 2007 to €218 million for the quarter ended March 31, 2008. Provisions increased from €20 million for the quarter ended March 31, 2007 to €101 million for the quarter ended March 31, 2008 due to provisions made in respect of certain probable write-offs.  As a result of the foregoing, the Mexico area’s contribution to income attributed to the Group increased 12.4% to €501 million for the quarter ended March 31, 2008 from €446 million for the quarter ended March 31, 2007.

United States

In the United States, the incorporation of Compass in September 2007 had a marked impact on year-on-year comparisons.  Increases at March 31, 2008 of 131.4% in customer deposits and 183.9% in lending, in each case compared with amounts as of March 31, 2007, were principally due to the consolidation of Compass and contributed to growth in gross income to €497 million for the quarter ended March 31, 2008 from €174 million for the quarter ended March 31, 2007.  Personnel and general administrative expenses for the quarter ended March 31, 2008 were €257 million, an increase of 162.6% compared to €98 million for the quarter ended March 31, 2008.

Net operating income grew 183.3% to €181 million for the quarter ended March 31, 2008 from €64 million for the quarter ended March 31, 2007.  The United States area’s contribution to income attributed to the Group rose 119.7% to €84 million for the quarter ended March 31, 2008 from €38 million for the quarter ended March 31, 2007.

South America

In South America, domestic demand has continued to drive the region’s growth.  Net interest income rose 29.7% to €476 million for the quarter ended March 31, 2008 from €367 million for the quarter ended March 31, 2007.  This increase is partially attributable to a 22.2% increase in lending to €21,933 million as of March 31, 2008 from €17,956 million as of March 31, 2007.  Net fee income rose 1.9% to €222 million for the quarter ended March 31, 2008 from €218 million for the quarter ended March 31, 2007.  Net trading income decreased to €70 million for the quarter ended March 31, 2008 from €91 million for the quarter ended March 31, 2007.  Net operating income increased 20.4% to €431 million in the quarter ended March 31, 2008 from €358 million in the quarter ended March

31, 2007.  As a result of the foregoing, Latin America area’s contribution to income attributed to the Group grew 9.0% to €181 million for the quarter ended March 31, 2008 from €166 million for the quarter ended March 31, 2007.

Corporate Activities

This area includes the results of two units: Financial Planning and Holdings in Industrial & Financial Companies. It also books the costs from central units with strictly corporate functions and makes allocations to corporate and miscellaneous provisions, such as for early retirement.  In 2008 the International Private Banking unit was incorporated into the area.  This includes the Miami branch business, which was divested in April 2008.

Net interest income was negative €214 million in the first quarter of 2008 compared to negative €149 million in the first quarter of 2007, principally due to financing costs related to the Compass acquisition and higher wholesale funding costs.  The one-off earnings from the divestment of the Bradesco holding contributed €509 million in 2008 (net of tax), as against the €696 million from the Iberdrola divestment the previous year.  As a result of the foregoing, the Corporate Activities area’s contribution to income attributed to the Group declined to €221 million for the quarter ended March 31, 2008 from €524 million from the quarter ended March 31, 2007.

Other

Divestment in Banco Bradesco, S.A.

In March 2008, we sold our 5.01% stake in Bradesco amounting to gross capital gains of a €727 million.

Acquisition of stake in China CITIC Bank

Pursuant to certain agreements with China CITIC Bank (“CNBC”), in March 2007, we completed the purchase of 4.83% of the shares in CNBC with an investment of €719 million.  This investment resulted in an increase of our RWAs by €505 million.  In addition, in 2007 we purchased 14.58% shares of CITIC International Financial Holdings (“CIFH”) with an investment of €483 million

In June 2008, BBVA reached a new agreement with the CITIC Group, which will allow BBVA to increase its (i) participation in CITIC International Financial Holdings (“CIFH”) from approximately 15% to approximately 30% of its share capital and (ii) direct and indirect participation in CNCB China CITIC Bank (“CNCB”) from approximately 5% to approximately 10% of its share capital.

Completion of this agreement is subject to the approval of a scheme of arrangement by the shareholders of CIFH and to any necessary authorizations being obtained.  If completed, the agreement envisages a total disbursement by BBVA of approximately €800 million, including future contribution of funds for CIFH’s development.

BBVA maintains a call option to acquire further shares in the capital of CNCB, potentially enabling it to increase its stake to approximately 15%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2008

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas
Name:	Javier Malagón Navas
Title:	Authorized representative of BBVA